EXHIBIT 99.1

Immediate Report – Dismissal of the Objections Opposing the Continued Payments of Dividend
Distributions which exceed the Company’s Accounting Profits

To:          The Tel Aviv Stock Exchange
The Israeli Securities Authority

On May 15, 2012, Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) announced that the Economic Division of the Tel Aviv District Court dismissed the two objections that sought to prevent the continued payment of dividend distributions which exceed the Company’s accounting profits according to its financial statements, which payment was previously approved by the Court on March 31, 2011.

The Company will therefore pay the special dividend of NIS 0.5 billion on the declared payment date, May 21, 2012, in addition to the payment of the regular dividend.

The Company intends to continue paying dividends in accordance with its dividend distribution policy, while reviewing the financial condition of the Company before each payment to confirm its legality under a solvency test.  The decision of whether each distribution passes the solvency test will not require an additional Court approval.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.